News Release TSX-V: PDO 11-18 November 08, 2011

PORTAL APPOINTS BRENT MARZOLF TO OIL & GAS ADVISORY BOARD

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) is pleased to announce that Mr. Brent Marzolf CA, CPA has joined the Company’s Oil and Gas Advisory Board. Mr. Marzolf received a Bachelor of Commerce degree from the University of Saskatchewan in 1982, a Chartered Accountant designation in 1986, a Certified Public Accountant designation in 1996, and has 30 years of oil and gas industry experience.

Mr. Marzolf began his career as a chartered accountant with Touche Ross and Clarkson Gordon, focusing on clients in the oil and gas industry. After leaving public practice, Mr. Marzolf held senior financial positions with companies ranging from large public companies including Wascana Energy and Gulf Canada Resources, to private oil and gas companies, from inception to disposition. Mr. Marzolf has extensive experience in corporate reporting, financial and operational accounting, corporate taxes, equity issues, bank financing, and both corporate and property acquisitions.

“We are very pleased that Mr. Marzolf has joined the Oil and Gas Advisory Board. He brings to Portal a wealth of experience in all aspects of finance, and experience in corporate growth through both drilling and acquisition activities,” stated Mr. David Hottman, Chairman, President and CEO.

“I look forward to being a key player as Portal pursues its attractive inventory of oil prospects in Alberta and Saskatchewan,” Mr. Marzolf said.

Portal Resources Ltd. is focused on the exploration, development and exploitation of oil and gas resources within the Western Canadian Sedimentary Basin. For additional information please refer to the Company’s website at: www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com